Exhibit 99.1

BON Announces Launch of Tea Pigment Digestive Health Products and Cooperation Agreement Signed with Shanghai Risesun International Trade

XI’AN, China, May 22, 2025 (GLOBE NEWSWIRE) — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), a leading bio-ingredient solution provider in the natural, health and personal care industry, today announced a non-exclusive sales cooperation agreement with Shanghai Risesun International Trade Co., Ltd., a leading functional ingredient distributor in China. The term of the Agreement is 24 months with a total contract value of US$ 24 million. Pursuant to the agreement, Shanghai Risesun will market, distribute and sell BON’s tea pigment series health products in China.

Leveraging a robust biological profile that includes lipid modulation, glycemic control, antioxidant activity, and anti-peptic ulcer, tea pigments demonstrate broad applicability across multiple health sectors. This phytochemical complex now stands as one of the more promising functional tea derivatives since the commercialization of tea polyphenols, gaining particular traction in two high-demand sectors: digestive wellness and blood glucose regulation. Backed by an ample supply of tea raw materials and supported by tea’s global popularity as one of the largest beverage categories, this innovation is well-positioned for mass adoption. With robust consumer interest and strong market fundamentals, the venture could potentially exceed a $1 billion market valuation.

Hu Yongwei, CEO and Chairman of BON, commented: “This strategic collaboration with Shanghai Risesun capitalizes on core tea pigment technologies to help accelerate our entry into the high-growth digestive health sector. This transformative partnership marks a strategic milestone in advancing our health solutions business while expanding global commercialization of tea pigment-based products-positioning BON as a leader in this category. We anticipate this alliance will fuel revenue and earnings growth, and potentially elevate shareholder returns through sustainable market expansion.”

About Bon Natural Life Limited (“BON”)

BON is a Cayman Islands company engaged in the business of natural, health, and personal care industries. For more information, please visit the Company’s website at http://www.bnlus.com.

For more information, please contact:

Cindy Liu | IR

Email: bonnatural@appchem.cn

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.